Exhibit 99.1

Ballard Power Systems Inc. 9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

June 7, 2021

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marches financiers

Office of the Administrator of Securities, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Department of Justice, Yukon

Registrar of Securities, Government of Nunavut, Department of Justice

The Toronto Stock Exchange

Dear Sirs:

Re:       Ballard Power Systems Inc. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Ballard Power Systems Inc. (the “Corporation”) held on June 2, 2021 by live webcast are as follows:

1.       Election of Directors

According to votes cast by shareholders present and by proxies received, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Douglas P. Hayhurst	124,078,002	95.02	6,505,681	4.98
Kui (Kevin) Jiang	86,229,791	66.03	44,353,892	33.97
Duy-Loan Le	125,979,546	96.47	4,604,137	3.53
Randall MacEwen	128,650,412	98.52	1,933,271	1.48
Marty Neese	128,456,264	98.37	2,127,419	1.63
James Roche	128,835,707	98.66	1,747,976	1.34
Shaojun (Sherman) Sun	98,420,556	75.37	32,163,127	24.63
Janet Woodruff	122,745,293	94.00	7,838,390	6.00

Ballard Power Systems Inc. www.ballard.com

2.       Appointment of Auditors

According to votes cast by shareholders present and by proxies received, KPMG LLP was re-appointed as auditors of the Corporation for the ensuing year, with the following results:

	Votes For	%	Votes Withheld	%
Appointment of Auditor	138,230,488	92.67	10,929,918	7.33%

3.       Advisory Vote on Approach to Executive Compensation

According to votes cast by shareholders present and by proxies received, shareholders accepted the approach to executive compensation disclosed in the Corporation’s management information circular, with the following results:

	Votes For	%	Votes Against	%
Advisory Vote on Approach to Executive Compensation	112,979,427	86.52	17,604,256	13.48

4.       Equity-based Compensation Plans

According to votes cast by shareholders present and by proxies received, shareholders approved resolutions to re-confirm and approve the Corporation’s equity-based compensation plans disclosed in the Corporation’s management information circular, with the following results:

	Votes For	%	Votes Against	%
Advisory Vote on Approach to Executive Compensation	96,526,416	73.92	34,056,468	26.08

BALLARD POWER SYSTEMS INC.

By:	“Kerry Hillier”
	Name:	Kerry Hillier
	Title:	Corporate Secretary

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